EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2005				Year Ended December 31, 2004		Year Ended December 31 ,
	Actual		Pro Forma		Pro Forma		2004		2003		2002		2001		2000

Consolidated Net Income	$1,841		$2,484		$3,558		$10,289		$4,074		$463		$6,631		$7,339
Extraordinary loss	—		—		1,967		1,967		—		—		—		—
Fixed charges:
Interest expense	10,628		9,959		18,500		12,749		9,027		9,824		9,338		7,423
Interest component of rental expense	585		585		1,349		1,349		1,178		20		22		25
Amortization of debt issuance costs	850		876		1,752		772		128		55		—
Depreciation and Amortization:
Depreciation	18,341		18,341		31,418		31,418		24,306		25,880		23,497		17,347
Consolidated Cash Flow	$32,245		$32,245		$58,544		$58,544		$38,713		$36,242		$39,488		$32,134

Fixed Charges	$12,063		$11,420		$21,601		$14,870		$10,333		$9,899		$9,360		$7,448

Ratio of earnings to fixed charges	2.67	x	2.82	x	2.71	x	3.94	x	3.75	x	3.66	x	4.22	x	4.31	x